

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

John Clark
Chief Executive Officer
Global Cancer Technology, Inc.
16776 Bernardo Center Drive, Suite 203
San Diego, California 92128

> **Re: Global Cancer Technology, Inc.**
> **Amendment 1 to**
> **Offering Statement on Form 1-A**
> **Filed October 13, 2020**
> **File No. 024-11314**

Dear Mr. Clark:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2020 letter.

Amendment 1 to Form 1-A

The Company, page 1

1. We note your response to our prior comment 2 and your revisions. Please further expand your disclosure to state whether you have received FDA approval in the past for UCN-01, or if you are referring to other companies or entities.

Liquidity and Capital Resources, page 32

2. We note your revisions and your response to our prior comment 10, and reissue it in part. Please further revise your disclosure to clarify whether you anticipate it will be necessary to raise additional funds in the next six months in order to implement your plan of

operations.

<u>Consent of Ankit Consulting Inc., Independent Registered Public Accounting Firm, page III-11.1</u>

3. As a reminder, please have your auditor update its consent before this offering is qualified, when and if you make other than typographical changes to the financial statements and there have been material intervening events since the prior filing.

   You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Paden Hanson, Esq.